EXHIBIT 16

[KPMG LLP LETTERHEAD]

May 27, 2004

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Habersham Bancorp and, under the date of January 23, 2004, we reported on the consolidated financial statements of Habersham Bancorp and subsidiaries as of December 31, 2003 and 2002 and for each of the years in the three-year period ended December 31, 2003. On May 21, 2004, our appointment as principal accountants was terminated. We have read Habersham Bancorp’s statements included under Item 4 of its Form 8-K dated May 21, 2004, and we agree with such statements, except that we are not in a position to agree or disagree with Habersham Bancorp’s statement that the decision to change was made by the Company’s Audit Committee of the Board of Directors.

Very truly yours,

/s/ KPMG LLP